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                                                              Exhibit 99.(a)(13)

Press Release


                 IVAX SUCCESSFULLY COMPLETES TENDER OFFER FOR
                  REMAINING LABORATORIO CHILE SHARES AND ADSs

     MIAMI - September 17, 2001 - IVAX Corporation (AMEX: IVX, LSE: IVX.L) today announced the successful completion of its tender offers in the United States (the "U.S. Offer") and in Chile (the "Chilean Offer") for all of the remaining shares of common stock (the "Shares") and American Depositary Shares ("ADSs") of Laboratorio Chile S.A. that IVAX did not already own. In completing these tender offers and the previous tender offer, IVAX has acquired 99.9% of the outstanding shares of Laboratorio Chile.

     With respect to the present tender offers, IVAX has accepted for purchase and payment of all of the shares of Laboratorio Chile, including those represented by ADSs, which were validly tendered as of the expiration of both tender offers at 5:30 p.m., New York City time, on September 13, 2001. In the U.S. Offer, 176,120 shares, including shares represented by ADSs, were tendered and approximately 220 additional shares tendered are subject to notices of guaranteed delivery. In the Chilean Offer, 641,778 shares were tendered.

     IVAX Corporation, headquartered in Miami, Florida, is a multinational company engaged in the research, development, manufacturing, and marketing of branded and brand equivalent pharmaceuticals and veterinary and diagnostic products in the U.S. and international markets.

CONTACT:
Howard A. Goldman
Director/Investor Relations & Corporate Communications
IVAX Corporation
Phone: 305.575.6043
www.ivax.com